MORGAN STANLEY INCOME BUILDER FUND

SPECIAL MEETING OF SHAREHOLDERS
April 22, 2003



Item 77.C.	Matters Submitted to a Vote of Security Holders

	Approval of amendments to the Fund's Investment
Restrictions to enable the Fund to invest in financial futures contracts and related options thereon:


For: 7,811,582	     Against: 520,759     Abstain: 783,878